Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

October 29, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 324,159 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from October 21, 2024, up to and including October 25, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 127,883,551 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (127,883,551) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
21/10/2024	LSE	14,350	645.70
22/10/2024	LSE	57,681	651.74
22/10/2024	BATE	14,522	650.07
22/10/2024	CHIX	48,049	651.27
22/10/2024	AQUIS	2,942	649.98
23/10/2024	LSE	125,445	670.08
23/10/2024	BATE	1,062	673.00
23/10/2024	CHIX	1,219	672.81
23/10/2024	AQUIS	129	673.00
24/10/2024	LSE	11,143	686.45
25/10/2024	LSE	31,923	692.94
25/10/2024	BATE	4,707	692.71
25/10/2024	CHIX	10,085	693.01
25/10/2024	AQUIS	902	693.22

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123